Hillary H. Holmes
Direct: +1 346.718.6602
Fax: +1 346.718.6902
HHolmes@gibsondunn.com

August 7, 2019

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

100 F Street, NE

Washington, D.C. 20549-3561

Attn:	Joseph Klinko

Karl Hiller

RE:	Gran Tierra Energy Inc.

Form 10-K for the Fiscal Year ended December 31, 2018

Filed February 27, 2019

File No.: 001-34018

Ladies and Gentlemen:

Our client, Gran Tierra Energy Inc., a Delaware corporation (the “Company”), is in receipt of the letter dated July 30, 2019 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2018 (File No. 001-34018) filed with the Commission on February 27, 2019 and amended on April 16, 2019.

In a telephone call with the Staff on August 7, 2019, we, on behalf of our client, requested that the deadline for responding to the Comment Letter be extended. The additional time is needed due to the time dedicated by management of the Company to the preparation and filing of the Company’s Form 10-Q for the quarterly period ended June 30, 2019.

Per our telephone discussions, this letter will confirm that the Company will submit its response to the Comment Letter on or before August 27, 2019.

August 7, 2019

If you have any questions with respect to the foregoing, please do not hesitate to call me at (346) 718-6602.

Sincerely,

/s/ Hillary H. Holmes
Hillary H. Holmes

HHH/cw

cc:	Ryan Ellson, Gran Tierra Energy Inc.

Kristine Robidoux, Gran Tierra Energy Inc.